# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: eToro Group Ltd., CIK 0001493318
CUSIP: G32089107
Title of class of securities: Class A common shares, no par value
Address of issuer's principal executive offices: 30 Sheshet Hayamim Street, Bnei Brak, Israel (L3), 5120261
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-26-002241
Filed by CIK 0001429390

## Reporting persons
- Harel Insurance Investments & Financial Services Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 5,858,948; sole dispositive power 0; shared dispositive power 5,858,948; aggregate amount beneficially owned 5,858,948 (8.8% of the class)
  Comment: With regard to Rows (6), (8) and (9), please see Item 4.
  
  Row (11) is based on 66,806,610 Class A common shares issued and outstanding as of April 15, 2026 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on April 21, 2026).

## Item 1. Issuer
Name of issuer: eToro Group Ltd.
Address of issuer's principal executive offices: 30 Sheshet Hayamim Street, Bnei Brak, Israel, 5120261

## Item 2. Person Filing
Name of person filing: Harel Insurance Investments & Financial Services Ltd.
Address of principal business office or, if none, residence: 3 Aba Hillel Street, Ramat Gan 52118, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Of the 5,858,948 Class A common shares reported in this Statement as beneficially owned by the Reporting Person, (i) 5,703,448 Class A common shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 155,500 Class A common shares are beneficially held for its own account. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of more than 155,500 Class A common shares covered by this Statement.
Percent of class: See Row (11) of the cover page of the Reporting Person above.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Row (6) of the cover page of the Reporting Person above and note in Item 4 above.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Row (8) of the cover page of the Reporting Person above and note in Item 4 above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Harel Insurance Investments & Financial Services Ltd.: /s/ Alon Kaufman, Alon Kaufman/Vice President (07/28/2026)